

MetLife Insurance Company of Connecticut   Metropolitan Life Insurance Company
MetLife of CT Separate Account Eleven for Variable Annuities   Metropolitan Life Separate Account E

MetLife Accumulation Annuity
Supplement dated November 7, 2014 to the prospectuses dated November 7, 2014

New Contract PGR Fee Rate Notice

This notice provides the PGR Fee Rate for new purchasers of MetLife Accumulation Annuity variable annuity contracts submitting applications during the effective period referenced below. This notice should be read in its entirety and kept with the prospectus for future reference.

EFFECTIVE PERIOD:

November 7, 2014 to November 14, 2014

PGR FEE RATE:

1.15%

In order to be issued a contract with this PGR Fee Rate, you must mail your application with all necessary information so it is received, in Good Order, at the Annuity Service Center before the close of the New York Stock Exchange on effective period end date above.

Any contract issued based on an application received outside of the effective period above will receive the applicable PGR Fee Rate then in effect.

THIS NOTICE SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE